UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SENTICORE, INC.
(Exact name of registrant as specified in its corporate charter)

333-87111
(Commission File No.)

Delaware	11-3504866
(State of Incorporation)	(IRS Employer Identification No.)

2410 Hollywood Boulevard
Hollywood, Florida 33020
(Address of principal executive offices)

(954) 927-0866
(Registrant's telephone number)

SENTICORE, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
------------------------------------------------------
NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

GENERAL

This Information Statement is being mailed on or about June 3, to the holders of record as of April 30, 2006, of common stock, par value $0.001 per share (the "common stock"), of Senticore, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the Company's election of two designees of the shareholders of Integrative Health Technologies, Inc., an Illinois corporation (“IHT”), to the Board of Directors of the Company (the "Designees").

Pursuant to and at the closing of an Agreement and Plan of Reorganization, dated May 12, 2006 (the "Agreement"), among the Company, IHT, the shareholders of IHT (the “IHT Stockholders”), and Jay Patel, the Chief Executive Officer of the Company, all of the 78,188,538 shares of common stock, $.0001 par value, of IHT (the “IHT Common Stock”) issued and outstanding prior to the closing, were exchanged in the aggregate for 20,000,000 shares of Series A Convertible Preferred Stock, $.001 par value, of the Company (the “Convertible Preferred Stock”). As a result of the exchange, IHT became a wholly-owned subsidiary of the Company, and the shareholders of IHT have acquired voting control of the Company. An executed copy of the Agreement is attached as Exhibit 10 hereto.

Each share of Convertible Preferred Stock has the right to convert into 400 shares of common stock, $.001 par value, of the Company (the “Senticore Common Stock”), assuming that the authorized common stock of the Company is increased to permit such conversion, and the right to vote on an as converted basis with each share of Senticore Common Stock. The Convertible Preferred Stock is non-participating as to dividends and other distributions by the Company. The Certificate of Designation of the Convertible Preferred Stock, which has been filed with the Secretary of State of Delaware, also contains certain other covenants to protect the priority of the Convertible Preferred Stock upon the occurrence of certain events.

After giving effect to the transaction, the Company will own all of the issued and outstanding shares of IHT and IHT will become a wholly-owned subsidiary of the Company. The IHT Stockholders will have voting control of the Company, amounting to approximately 97.7% of the total combined voting power of the Company.

As previously reported, the Company filed a Form N-54A with the Commission on February 11, 2005 and elected to become a business development company subject to Sections 55 through 65, among others, of the Investment Company Act of 1940, as amended. As a result of this transaction, IHT will become the Company’s largest portfolio company. In addition, the management of IHT will become the new management of the Company, after the filing of this Schedule 14F-1 with the Commission and the termination of the required ten day waiting period.

The Closing of the transactions contemplated by the Agreement occurred on June 3, 2006, with the delivery of customary closing documents contemplated by the Agreement and the satisfaction or waiver of other condition precedent to the parties obligation to effectuate a closing. At the closing, Jay Patel, Chairman and Chief Executive Officer of the Company, resigned from his positions, and Gilbert R. Kaats, Ph.D. was appointed Chairman and Chief Executive Officer. Mr. Kaats is the only other director and officer of the Company, pending the expiration of the waiting period under Section 14(f), and he serves together with Carl Gessner, who is the President and a director of the Company.

The new designees of IHT to the Board of Directors are Samuel C. Keith and Ovidio Pugnale. They will assume their positions on the Board of Directors upon the expiration of ten days from the date of filing of this Schedule 14F-1 with the Commission, inasmuch as this is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, in cases where there is a change in the majority of the Board of Directors of a public company otherwise than in connection with a vote of shareholders. Background information on Mr. Patel, Mr. Gessner, Mr. Kaats, and the other two designees follows.

On May 16, 2006, the Company filed a Current Report on Form 8-K to report the signing of the Agreement and the planned consummation of the transactions set forth therein.

TRANSFER OF THE SERIES A CONVERTIBLE PREFERRED STOCK TO THE IHT SHAREHOLDERS WILL RESULT IN A CHANGE IN CONTROL OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the Designees to the Board. However, Section 14(f) of the Securities Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

On May 12, 2006, there were 181,145,154 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

The following table sets forth information concerning the beneficial ownership of the Common Stock as of the date of May 12, 2006, for (a) each person known to the Company to be a beneficial owner of 5% or more of the Common Shares; (b) each director of the Company; (c) each executive officer of the Company, and (d) all directors and executive officers as a group. Except as otherwise noted, each person named below had sole voting and investment power with respect to such securities.

	BENEFICIAL OWNERSHIP (1)
NAME AND ADDRESS	SHARES	PERCENT

Jay Patel (1) (2)	1,726,277	1.0%

Carl Gessner (1) (2)	837,772	0.5%

All directors and executive officers as a group (2 persons)	2,564,049	1.5%

Footnotes:

(1) Under Rule 13d-3, a beneficiary owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting power, which includes the power to vote, or to direct the voting shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.

(2) He is a director and officer of the Company.

The 181,145,154 outstanding shares of common stock will be the only class of equity securities of the Company issued and outstanding until the closing under the Agreement, at which time 20,000,000 shares of Series A Convertible Preferred Stock will be issued pro rata to the IHT Stockholders.

DIRECTORS, NOMINEE AND EXECUTIVE OFFICERS

The following sets forth information concerning the current Directors, nominees and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been performed by the Board of Directors as a whole. During the fiscal year ended December 31, 2005, the Board of Directors held [five] formal meetings.

Jay R. Patel, Former Chief Executive and Operating Officer, Director

Jay Patel was Chief Executive Officer, Chief Operating Officer and a Director of the Company since 2003. He resigned those positions at the closing of the transactions contemplated by the Agreement. Mr. Patel was a licensed professional and principal of a brokerage firm in the securities industry for over a decade. During the past five years Mr. Patel owned and operated TradeRight Securities based in southern Florida. TradeRight’s primary focus included proprietary trading for the firm’s own account. Throughout his career, Mr. Patel has specialized in investment banking and trading, including systems, software and analysis. He has managed or owned active trading firms offering direct access trading to both professional traders and active retail accounts. Through an investment banking transaction, Mr. Patel originally assisted the new management team to acquire Senticore, Inc. Mr. Patel majored in Finance and Economics at the University of Illinois in Chicago.

Carl A. Gessner, President, Chief Financial Officer, Secretary, Treasurer, Director

Carl A. Gessner has been President, Chief Financial Officer, Secretary, Treasurer and a Director of the Company since 2003. He has more than twenty-five years of business experience as well as more than a decade of service in law enforcement in his native New Jersey. From 1982 to 1995, he worked as a realtor in New Jersey and Florida. From 1995 to 1997, he served as business manager of two sister financial services firms: The Wall Street Money Center and the Wall Street Money Management Group in Boca Raton, Florida, where he was responsible for budgeting, purchasing, payroll, human resources and other day-to-day office functions. In 1997, he was promoted to Financial Operations Principal, a position he held until May of 1999. In that position, he was responsible for all operations and financial reporting functions, including service as compliance officer for both firms. He became Chief Compliance Officer for Traderight Securities in May, 2001, where he served until his promotion to Vice-President in 2002. Carl Gessner joined Senticore, Inc. in 2003 and became its first President, a position he continues to hold. He holds a degree in Business Administration from Rider College in Lawrenceville, NJ having graduated in 1968.

Gilbert R. Kaats, PhD, Chairman of the Board and Chief Executive Officer

As of the closing, Gilbert R. Kaats, PhD became Chairman of the Board of Directors and Chief Executive Officer of the Company. Dr. Kaats has a PhD in behavioral psychology and is currently the executive director of Health and Medical Research Center, an independent research entity that conducts clinical trials and provides consulting for health-enhancing products and technologies for the health care and nutritional supplement industries. Grantors for these studies have included some of the largest nutritional and dietary supplement companies in the world, at least one of which has commissioned a 10-year longitudinal trial. Over the past 20 years, Dr. Kaats has developed networking relationships with many companies and individuals that will enhance his contributions to the Company into which the Research Center is merging, with respect to the Healthcare and Nutrition Industries

Working with a team of investigators from leading universities and research organizations, the Center has conducted over 40,000 body composition (% fat) and bone density tests using the latest and most accurate scientific technologies. The Research Center’s database now contains body composition measurements from Dual Energy X-ray Absorptiometry (DEXA) on over 19,000 study participants of all ages from virtually every state in the Union, as well as from five Canadian Provinces.

In addition to his research background, Dr. Kaats served in the United States Air Force from 1954 until he retired as Lieutenant Colonel in 1974. While in the Air Force, Dr. Kaats received a B.A. in psychology, with High Honors, from the University of Maryland in 1964; an M.A. in psychology from George Washington University in 1965; and a Ph.D. in psychology from the University of Colorado in 1969.

During his 20-year military career, he served for five years on the Presidential Flight as a navigator on Air Force Two and subsequently as an associate professor and Director of Research at the Air Force Academy. During the Viet Nam conflict, he served as a combat crew navigator and received the Air Medal with three oak leaf clusters. He completed his career on a General Officer's staff where he was responsible for the development and supervision of the Air Force’s programs for equal opportunity and treatment, race relations, rehabilitation of substance abusers, training of substance abuse counselors, and other behavior modification programs. A highly decorated officer, Dr. Kaats has, from the beginning of his Air Force career, occupied positions of leadership and management that have provided him with experiences that are relevant to both the business and scientific worlds.

Samuel C. Keith, Nominee for Director

Sam Keith graduated from the University of the Incarnate Word with a Business Administration degree in Management Information Systems. He began his career with Mueller and Associates in San Antonio, Texas as a staff accountant. He prepared tax returns for corporations, partnerships and individuals. He subsequently was tasked with installing computer and information technology systems for clients of the firm. He continued his career into network management for the national chain of La Quinta Motor Inns, where he aided in system upgrades and installations for over 200 hotel units. In 1994, he began working with Health and Medical Research Center, an independent research entity that conducts clinical trials and provides consulting for health-enhancing products and technologies for the health care and nutritional supplement industries. Among his responsibilities as Assistant Director, he oversaw the company’s information technology and computer systems and coordinated clinical trials.

In 2004, he accepted the position of Practice Administrator for Alamo Neurosurgical Institute, a start-up neurosurgery practice. From the inception of the practice, he established and managed the physician contracts, insurance contracts, billing and collections, hospital relations, marketing, and human resources. He also implemented a paperless medical office utilizing the latest electronic medical record (EMR) and electronic billing software. In February of 2006, he was offered the position of CEO at Health & Medical Research Center, where he his currently holding this position.

Mr. Ovidio Pugnale, Nominee for Director

Ovidio Pugnale was born in Northern Italy in 1933 and immigrated to America in 1935 with his mother and sister. He grew up in Northeastern Ohio where he attended the same public school for all 12 years. Mr. Pugnale entered the United States Air Force in 1954 as an Aviation Cadet and retired in 1980 as a Colonel. During his career, he accumulated nearly 7,000 hours of flying time as a Navigator and as an Aircraft Commander on B-52s. He also served as B-52 squadron commander, as Deputy Commander for Operations for 68th Strategic Bombardment Wing and Director for Computer Operations for Air Force Logistic Command.

Upon retirement from the Air Force, he entered the business world as a Plant Manager and later buyer of that business. He bought two other highly successful businesses and integrated them into the existing business. In 1997, his business was a part of a merger/acquisition and eventual IPO. He is currently working with his son to develop a videography business. Mr. Pugnale graduated from the Air War College, earned an undergraduate degree from the University of Omaha and an MBA from Auburn University.

EXECUTIVE COMPENSATION

Summary Compensation Table. The following table sets forth the annual and long-term compensation for services in all capacities for the fiscal years ended December 31, 2005 and 2004 paid to Carl Gessner and Jay Patel, our current officers. No other executive officers received compensation during the fiscal year ended December 31, 2005 or 2004.

Summary Compensation Table

Name and Position	Fiscal Year		Annual Salary	Bonuses	Other Compensation	Restricted Stock Awards	LTIP Options	Restricted Stock Bonuses
			(1)	(2)	(3)	(4)
Carl Gessner, President	2005 2004	$ $	75,000 75,000	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-
Jay Patel, Chief Executive Officer	2005 2004	$ $	125,000 120,000	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-

(1)	The dollar value of base salary (cash and non-cash) received.
(2)	The dollar value of bonus (cash and non-cash) received.
(3)
During the periods covered by the Summary Compensation Table, the Company did not pay any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property.

(4)	Issuances of restricted stock for services rendered. These shares were valued at the then average bid-ask price.

No Directors of the Company have received compensation for their services as Directors nor have been reimbursed for expenses incurred in attending Board meetings.

LEGAL PROCEEDINGS:

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

The Company is not aware of any person who at any time during the period prior to the quarter ended March 31, 2006 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended.

OTHER INFORMATION

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

Dated: June 3, 2006

By Order of the Board of Directors
Senticore, Inc.

By: /s/ Gilbert R. Kaats, Ph.D.
Name: Gilbert R. Kaats, Ph.D.
Title: Chairman and Chief Executive Officer

EXHIBIT 10. Agreement and Plan of Reorganization, dated May 12, 2006.